Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

ARTICLES OF INCORPORATION

OF

GIGA-TRONICS INCORPORATED

The undersigned certify that:

1.	They are the President and Chief Executive Officer and the Chief Financial Officer of Giga-tronics Incorporated, a California corporation.

2.	Article IV of the Articles of Incorporation of this corporation is amended to read as follows:

“IV. This corporation is authorized to issue two classes of stock, to be designated respectively “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 201,000,000 shares of which 200,000,000 shares shall be Common Stock and 1,000,000 shares shall be Preferred Stock.

3.	The foregoing amendment of the Articles of Incorporation has been duly approved by the board of directors.

4.             The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Sections 902 and 903 of the California Corporations Code. The corporation has shares of Common Stock and Preferred Stock outstanding. The total number of outstanding shares entitled to vote with respect to the amendment are 11,872,881 shares of Common Stock and 116,933.51 shares of Preferred Stock. The number of shares of each class voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required of each class was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Executed at Dublin, California on September 24, 2019

          /s/ John R. Regazzi

John R. Regazzi, President and Chief Executive Officer

          /s/ Lutz P. Henckels

Lutz P. Henckels, Chief Financial Officer